UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		107,912
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

107,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,276,891
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,276,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,276,891
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,276,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,277,091
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,277,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,277,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,277,091
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,277,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,277,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,277,091
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,277,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,277,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68287N100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)       The address of the principal office of each of the Reporting Persons is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,168,979 Shares owned directly by Legion Partners I is approximately $37,472,008, including brokerage commissions. The aggregate purchase price of the 107,912 Shares owned directly by Legion Partners II is approximately $1,871,619, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,458, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 18, 2020, the Reporting Persons issued a press release which included a public letter to the Board of Directors of the Issuer (the “Board”) highlighting the need for change to the Issuer’s strategy, investor communications and Board composition to address the Issuer’s persistently low valuation relative to its peers. In the letter, the Reporting Persons detail specific strategic actions that the Board could promptly pursue to achieve a full and fair value of the Issuer’s shares, including to (i) improve the Issuer’s financial disclosures and guidance in a format in-line with its software peers, (ii) pursue a strategic review of the Issuer’s Hardware segment in order to transform the Issuer into a software pure play, (iii) pursue a strategic review of the Issuer’s eSignature SaaS business, OneSpan Sign, which the Reporting Persons believe could be monetized for $400 million based on the Reporting Persons’ estimates and (iv) undertake a Board refreshment, which would include the replacement of T. Kendall Hunt, the Issuer’s founder and former Chairman/CEO, and other long tenured directors, with new independent directors possessing pertinent capital markets and/or software industry experience and potentially a representative from the Reporting Persons. The full text of the press release/letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP No. 68287N100

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,345,291 Shares outstanding as of August 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.

A.	Legion Partners I
(a)	As of the close of business on August 17, 2020, Legion Partners I beneficially owned 2,168,979.

Percentage: Approximately 5.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,979

(c)	Legion Partners I has not entered into any transactions in the Shares during the past 60 days.
B.	Legion Partners II
(a)	As of the close of business on August 17, 2020, Legion Partners II beneficially owned 107,912 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 107,912
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 107,912

(c)	Legion Partners II has not entered into any transactions in the Shares during the past 60 days.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 107,912 Shares owned by Legion Partners II.

Percentage: Approximately 5.64%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,276,891
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,276,891

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days.
10

CUSIP No. 68287N100

D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 107,912 Shares owned by Legion Partners II.

Percentage: Approximately 5.64%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,276,891
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,276,891

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days.
E.	Legion Partners Holdings
(a)	As of the close of business on August 17, 2020, Legion Partners Holdings directly owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 107,912 Shares owned by Legion Partners II.

Percentage: Approximately 5.64%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,277,091
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,277,091

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 107,912 Shares owned by Legion Partners II and (iii) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.64%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,277,091
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,277,091

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past 60 days.

11

CUSIP No. 68287N100

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release and Letter to the Board, dated August 18, 2020.

12

CUSIP No. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

13

CUSIP No. 68287N100

/s/ Raymond White
Raymond White

14